SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IN THE 3Q09, CSN RECORDS NET INCOME OF R$1.15 BILLION, SALES VOLUME MOVES UP BY 39% AND THE EBITDA MARGIN WIDENS TO 33%

São Paulo, Brazil, November 4, 2009

Companhia Siderúrgica Nacional(CSN)(BOVESPA: CSNA3) (NYSE: SID) announces today its results for the third quarter of 2009 (3Q09), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the second quarter of 2009 (2Q09), unless otherwise stated. The Real/US Dollar exchange rate was R$1.778 on September 30, 2009.

Executive Summary
  Net income totaled R$1.15 billion in the 3Q09, 243% up on the R$335 million recorded in the previous quarter. In the first nine months, net income stood at R$1.85 billion, also an improvement over the same period last year;
  Steel product sales volume amounted to 1.32 million tonnes, 39% more than the 2Q09;
  Crude steel production in the 3Q09 came to 1.18 million tonnes, with rolled output of 1.32 million tonnes, 35% and 37% up, respectively, on the 2Q09;
  The average rolled steel unit production cost fell from R$964/t in the 2Q09 to R$784/t in the 3Q09, a hefty 19% reduction;
  3Q09 net revenue totaled R$3.0 billion, 20% more than the R$2.5 billion reported in the 2Q09;
  3Q09 EBITDA stood at close to R$1.0 billion, a 36% improvement over the 2Q09, with an EBITDA margin of 33%, up by 4 p.p. on the 2Q09, further underlining the Company’s margin recovery process;
  In 2009 through September 30, CSN’s shares appreciated by 100% on the Bovespa, the 10th largest upturn among those firms listed on the Ibovespa index, while its ADRs climbed by 155% on the NYSE, the 8th highest increase among all the Latin American ADRs listed on the New York Stock Exchange;
  CSN closed the 3Q09 with a market cap of US$22.3 billion, the highest figure of any steel manufacturer in the Americas.
  Also at the end of the 3Q09, ROE stood at 91%, considering net income in the last 12 months, growth of 23 p.p. over the previous quarter;
  In September 2009, through its wholly-owned subsidiary CSN Islands XI Corporation, CSN effected a US$750 million bond issue at 6.875% p.a., maturing in 10 years.

Investor Relations Team

On September 30, 2009	- IR Executive Officer: Paulo Penido Pinto Marques
• Bovespa: CSNA3 R$ 54.38/share	- Manager: David Moise Salama - (+55 11) 3049-7588
• NYSE: SID US$ 30.60 /ADR (1 ADR = 1 share)	- Specialist: Claudio Pontes - (+55 11) 3049-7592
• Total no. of shares = 755,179,610	- Specialist: Fábio Romanin – (+55 11) 3049-7598
• Market cap: R$ 40 billion/US$ 22 billion	- Senior Analyst: Priscila Kurata - (+54 11) 3049-7526
- Junior Analyst: Caio de Carvalho – (+55 11) 3049-7593
invrel@csn.com.br

Consolidated Highlights	3Q08	2Q09	3Q09	3Q09 x 3Q08 (Chg%)	3Q09 x 2Q09 (Chg%)
Crude Steel Production (thousand t)	1,337	869	1,177	-12%	35%
Steel Sales Volume (thousand t)	1,265	947	1,320	4%	39%
Domestic Market	1,111	795	884	-20%	11%
Export Market	154	152	436	182%	186%
Net Revenue per unit (R$/t)	2,421	1,960	1,667	-31%	-15%
Financial Data (RS MM)
Net Revenue	4,029	2,492	2,986	-26%	20%
Gross Profit	2,118	836	1,177	-44%	41%
EBITDA	2,090	728	992	-53%	36%
EBITDA Margin	52%	29%	33%	-19 p.p	4 p.p
Net Income (R$ MM)	40	335	1,150	2775%	243%
Net Debt (R$ MM)	6,283	4,881	5,858	-7%	20%

Economic and Industry Scenario

Brazil

The latest figures show that the Brazilian economy has begun to grow once again and the country’s image of economic dynamism and solidity is becoming consolidated in the international community.

Activity is already showing signs of improvement, fueled by increased family consumption, higher employment and individual earnings, and the greater availability of credit.

According to CAGED (General Employment Registry), in September alone 252,617 registered jobs were created, the second highest monthly figure ever and the highest in 2009. The IBGE’s numbers also show that Brazilian workers’ average earnings are moving up.

Loan operations through September increased by 16.9% year-on-year, while the credit-to-GDP ratio stood at 45.7% versus 38.7% in September 2008. In addition, financial system default fell for the first time this year and provisioning levels remained stable.

The latest data from the CNI (National Confederation of Industry) have ratified the upturn in activity and are pointing to the return of investments. The ICEI industrial confidence index, released every three months, has climbed back to pre-crisis levels and currently stands at 65.9 points. This indicator assesses the conditions of companies and the economic scenario in the last six months and the expectations for the next six months.

Just to underline all this, the FGV’s average installed capacity use numbers show that manufacturers of intermediate goods are working at 83.3% capacity, the highest ratio in 2009.

The Brazilian Central Bank’s market report estimates GDP growth of 0.18% in 2009 and 4.80% in 2010. At its last meeting, the Bank’s Monetary Policy Committee (COPOM) maintained the Selic base rate at 8.75% p.a., even though the short-term inflation indicators are converging to levels below the mid-point of the target.

Macroeconomic Projections

	2009	2010
IPCA (%)	4.29	4.50
Commercial dollar (final) – R$	1.70	1.75
SELIC (final - %)	8.75	10.50
GDP (%)	0.18	4.80
Industrial Production (%)	-7.56	6.50

Source: FOCUS BACEN            Base: October 23, 2009

Sectors:

Steel:

Industrial production is moving up thanks to the improved global economic and financial indicators. Several plants are returning to normal output levels and investments suspended during the global economic slowdown are picking up again. According to Macquarie’s September 2009 report, 41 blast furnaces have restarted operations around the world (excluding China), equivalent to 61.9 million tonnes of capacity.

Strong demand from China, the beginning of an upturn in demand in other markets with the end of the destocking process, the decline in interest rates and the gradual recovery of the world economy should ensure an increase in production by year-end. International expectations for 2010 are positive, given the likelihood of an increased activity.

The Brazilian steel industry recorded some of its best results of the year in the third quarter, evidence of a more solid recovery.

According to the IABR (Brazilian Steel Institute), crude steel output increased substantially in the 3Q09, totaling 7.9 million tonnes, 42% up on the 2Q09. Nevertheless, the improvement was not enough to reverse the year-to-date balance, which was still 31% down on the first nine months of 2008.

Rolled flat production totaled 3.5 million tonnes, 30% more than the 2.7 million tonnes recorded in the 2Q09. Output in the first nine months stood at 8.2 million tonnes, 29% down on the same period last year.

Domestic sales of rolled flat steel came to 2.5 million tonnes in the third quarter, 16% up on the 2Q09, and to 6.4 million tonnes in the first nine months, 37% down year-on-year.

Rolled flat exports also did better in the 3Q09, totaling 2.0 million tonnes, 68% up on the previous three months, while the year-to-date figure moved up by 5% when compared to the same period of 2008, to 4.4 million tonnes.

Thanks to the upturn in sales, some plants were able to partially remove the discounts introduced at the beginning of the year. Nevertheless, steel manufacturers are treating the improvement with caution, given the impact of the appreciation of the Real and the current level of international prices.

The WSA (World Steel Association) expects Brazilian consumption to fall by 22% in 2009 compared to 2008, although it is more optimistic regarding 2010, estimating an annual increase of around 8.6% .

Mining:

According to Brazil’s Ministry of Trade, Industry and Development, iron ore exports in the first nine months of 2009 totaled 194 million tonnes, 13% down year-on-year.

IBRAM (the Brazilian Mining Institute) expects Brazilian iron ore production of 340 million tonnes in 2009 and 430 million tonnes in 2010. Only 6% of total output will be sold on the domestic market.

Chinese ore imports have surprised the market. In September 2009 alone, imports reached 64.5 million tonnes, 15 million more than in August, while the year-to-date figure stood at 469 million tonnes. The upturn was basically due to the increase in Chinese steel production and expectations of higher ore prices next year.

Ore prices on the Chinese spot market are still above US$90.00.

Segments:

Automotive: The reduction in IPI (federal VAT), the greater availability of credit and lower interest rates have all contributed to the healthy performance of the auto industry in the first nine months of the year. A total of 2.3 million vehicles were licensed in this period, 4.2% up year-on-year, with September’s figure representing an all-time monthly record.

Beginning in October, the IPI tax will be increased in a staggered manner until it reaches its pre-cut levels at the beginning of 2010.

Even with the gradual removal of the auto sector incentive, end-of-year expectations remain optimistic and annual domestic sales growth is estimated at 6.4% .

Although production recorded sustainable growth throughout the first nine months, it was still 11.5% down on the 2.62 million units produced in the 9M08. Third-quarter output, however, moved up 6% over the 2Q09 to 852,300 units.

Exports are suffering from the exchange variation and shrinking global demand and the 2009 annual figure looks set to suffer a 40% reduction over last year.

Construction: According to SindusCon-SP (the São Paulo Construction Industry Association), in conjunction with the FGV, Brazil's building industry opened 45,000 job positions nationwide in August, the highest figure since December 2000, and the segment is expected to close 2009 with annual growth of between 2.5% and 3.5%, followed by an expansion of more than 7% in 2010.

The real-estate market did extremely well in the third quarter – in the city of São Paulo alone, launches exceeded 9,000 units, 87% up on the 2Q09, chiefly due to the Minha Casa Minha Vida program geared towards low-income earners, whose housing deficit is enormous.

In addition, the two major sporting events to be held in Brazil (the World Cup on 2014 and the Olympic Games in 2016), plus the government’s infrastructure program (PAC – Accelerated Growth Program), should require heavy investments in infrastructure works and projects in the coming years. These investments will fuel the economy and, especially, those segments related to construction.

Distribution: The distribution segment did well in the 3Q09, pushed by the excellent performance of the auto and construction industries.

According to INDA (the Brazilian Steel Distributors’ Association), sales volume stood at 956,000 tonnes, 19% up on the 2Q09. On the other hand, sales in the first nine months fell by 19% year-on-year to 3.1 million tonnes. Expectations for the final quarter are positive, given growing demand.

Also according to INDA, distribution purchases totaled 866,000 tonnes in the 3Q09, 23% up on the quarter before, and 2.1 million tonnes year-to-date, 29% down on the first nine months of 2008.

Inventories closed September at 758,000 tonnes, 14% down on the end of the 2Q09, equivalent to 2.4 months of sales, versus the historical average of 2.7 months, which may be a signal of inventories rebuilding and, consequently, an increase in demand.

Home Appliances / OEM : According to the IBGE’s Monthly Industrial Survey, although home appliance production, including white goods, has been recording gradual quarter-over-quarter growth, the total through August was still 9% down year-on-year. The reduction in IPI on white goods and lower interest are fueling sector demand.

The government is considering prolonging the IPI benefit until the close of 2009, when sales are at their peak due to the end-of-year festivities.

International Market

USA: Although some indicators are pointing to an improvement, one of the worst recessions in recent years has left its mark on the world’s biggest economy.

The government’s fiscal deficit is close to the danger mark of 10% of GDP, its worst level since the Second World War, thanks to dwindling tax revenue, increased unemployment and reduced family earnings, as well as recession-driven expenses, such as company bail-outs.

In order for revenue to recover, local activity must expand. Although 2009 GDP is expected to fall by 2.5%, Capital Economics believes the U.S. economy will stage a recovery in the final quarter and grow by 3% in 2010. Even with exceptionally low interest rates (0.25% p.a.) and negative inflation, consumption remains well below normal American standards.

Unemployment of 10% and stagnating family income are the main factors the Barack Obama government will have to combat if it wants to restart economic growth.

There are indications that steel production is beginning to improve, primarily due to the end of the U.S. destocking process. From the height of the crisis until October 2009, capacity use increased from 42.1% to 60.6% and distributors’ inventories totaled around 5 million tonnes in August, one of their lowest levels in 20 years and sufficient for sales of 2.2 months, versus the historical average of 2.7 months.

Steel production totaled 16 million tonnes in the third quarter, 28% up on the 2Q09, and 40 million tonnes in the first nine months, 88% down year-on-year.

Even with low demand growth, local plants are already suffering pressure from imported products. According to CRU, the recovery of blast-furnace output in certain mills and the upturn in imports, which could grow by 75% in the 1Q10, should put a brake on prices. CRU estimates that hot-rolled coils will fall from US$620/t FOB (Midwest) in the 4Q09 to US$560/t FOB (Midwest) in the 1Q10. Even if demand recovers, prices are unlikely to exceed US$575/t.

Europe: The recovery is both slow and modest in the euro zone, chiefly due to the rebalancing of global demand. The IMF expects European Union GDP to fall by 4.7% this year and edge up by a mere 0.8% in 2010, while apparent steel consumption is expected to fall by 33% in 2009 and increase by 12% next year.

Despite flagging activity, steel production actually went up by 11% in the 3Q09, led by exceptionally strong growth in September. However, this was insufficient to reverse the performance in the first nine months when output collapsed by 66% over the 160 million tonnes recorded in the same period last year.

European steel prices have increased due to two factors: 1) the low penetration of imported products; and 2) delays in the recommencement of production, which pressured spot prices. As a result, hot-rolled coils in Germany moved up by 20% to US$630/t at the beginning of September, according to CRU.

Asia: China has recovered rapidly from the global financial crisis and looks set to meet the government’s annual GDP growth target of 8%. GDP moved up 8.9% in the 3Q09 and 7.7% year-to-date.

According to the National Bureau of Statistics of China, industrial activity has been increasing in a sustainable manner since the beginning of the year. Growth came to 12% in August alone and 8% in the first nine months.

Another indicator of economic recovery is the consumer confidence index which the National Bureau measured at 88% in August, the highest figure of the year, although still below pre-crisis levels. This shows that the population is gradually recovering its confidence in the local economy.

The rapid rally was essentially due to the government’s US$586 billion incentive package and the loans granted to state-run companies by the public banks, so that financing levels remained close to their pre-crisis levels.

The measures helped fuel investments and the consumption of commodities and steel products.

While steel plants around the world imposed cut-backs, China actually increased its steel output in 2009. According to CISA, the Chinese Iron and Steel Association, China’s steel sector actually achieved record production figures in August.

Production totaled 154 million tonnes in the third-quarter, versus 139 million in the previous three months, while the nine-month figure climbed 8% year-on-year to 420 million tonnes. Most output was absorbed by the domestic market.

China has massive steel production capacity and runs the danger of generating oversupply. CISA puts the country’s inventories at between 40 and 50 million tonnes. Requests by the authorities to reduce output have had little effect and this is already reflected in prices.

On the other hand, exports are well below 2008 levels. Shipments in September totaled 2.47 million tonnes, almost two-thirds less than last year.

Production

The Presidente Vargas Steelworks produced 1,177,000 tonnes of crude steel in the 3Q09, 35% up on the previous quarter due to the operational restart of Blast Furnace 2 (BF 2) in the second half of June/09, re-establishing CSN’s full production capacity.

Rolled output totaled 1,323,000 tonnes, 37% up on the 2Q09 and 13% more than the pre-crisis 3Q08.

It is worth noting that inventories of semi-finished products fell throughout the third quarter due to increased sales in both the domestic and international markets.

Year-to-date crude steel production totaled 3,133,000 tonnes, 19% down on the 3,850,000 produced in the same period last year, due to the repairs to BF 2 in the 2Q09 and the economic slowdown that began at the end of 2008.

Also in the first nine months, rolled output came to 2,917,000 tonnes, 18% less than the 3,543,000 recorded in the 9M08.

Production (in thousand t)	3Q08	2Q09	3Q09	Change %
				3Q09 x 3Q08	3Q09 x 2Q09
Crude Steel (P Vargas Mill)	1,317	869	1,177	-11%	35%
Purchased Slabs from Third Parties	19	0	0	-	-
Total Crude Steel	1,336	869	1,177	-12%	35%

Rolled Products * (UPV)	1,146	968	1,323	15%	37%
HR from Third Parties Consumption	20	0	0	-	-
Rolled Products * (UPV)	1,166	968	1,323	13%	37%
* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

CSN’s total steel production costs came to R$1,037 million in the 3Q09, 11% or R$104 million up on the previous quarter, essentially due to the substantial period increase in crude and rolled steel output, which resulted in higher consumption of raw materials and other inputs. The main variations between the two quarters are shown below:

Raw materials – total cost of R$432 million in the 3Q09, R$36 million more than the 2Q09:

– Coal: decline of R$6 million – given that prices remained stable in dollars, the reduction was chiefly due to the appreciation of the Real, despite the increase in consumption triggered by higher crude steel production in the 3Q09;
– Coke: slight upturn of R$5 million due to increased consumption in the 3Q09;
– Iron ore: growth of R$14 million, primarily due to higher crude steel production;
– Pellets: increase of R$10 million, essentially due to higher consumption;
– Other raw materials: upturn of R$13 million, also thanks to increased consumption in the 3Q09.

Labor – labor costs totaled R$123 million in the 3Q09, R$14 million higher than the 2Q09 figure, due to the pay rise in September/09 as a result of the collective bargaining agreement;

General costs – general production costs amounted to R$380 million in the 3Q09, R$55 million more than in the 2Q09, chiefly due to improved steel output, broken down as follows:

– Gas, electricity and fuels: increase of R$14 million;
– Maintenance: growth of R$19 million;
– Third-party services: upturn of R$13 million;
– Other general costs: increase of R$9 million.

Depreciation - remained virtually flat over the 2Q09 at around R$102 million.

The unit production cost of rolled steel averaged R$784/t in the 3Q09, a significant reduction of 19% over the previous quarter’s average of R$964/t.

Sales

Total Sales Volume

CSN’s flat steel sales volume totaled 1,320,000 tonnes in the 3Q09, 39% up on the previous three months.

Year-to-date sales volume came to 2.9 million tonnes, 27% down on the first nine months of 2008.

Domestic Market

In 3Q09, flat steel domestic sales amounted to 884,000 tonnes, 11% up on the 2Q09, reflecting higher demand for steel products, especially from the construction, home appliance/OEM and automotive industries.

In 2009 through September, however, sales fell 33% year-on-year to 2.2 million tonnes, due to reduced demand

Exports

Steel product exports totaled 436,000 tonnes in the third quarter, 186% up on the 2Q09, thanks to increased international demand in the 3Q09 and the exceptionally weak export performance in the first half of 2009.

Year-to-date export volume came to 671,000 tonnes, a 2% year-on-year improvement.

Market Share

The Company’s share of the overall domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin plate) stood at 40% in the 3Q09, identical to the previous quarter. In individual product terms, its share of the tin plate, galvanized, hot-rolled and cold-rolled segments came to 97%, 49%, 35% and 30%, respectively.

The charts below show CSN’s market share of the automotive and home appliance/OEM segments:

Prices

Thanks to discounts conceded and the change in the product mix, net revenue per tonne averaged R$ 1,968 on the domestic market in the 3Q09, 5% down on the 2Q09.

3Q09 average net export revenue per tonne fell by 24% over the 2Q09, chiefly due to the higher share of non-coated steel in the product mix and the appreciation of the Real against the dollar.

Mining

• PRODUCTION

Own iron ore production plus purchases from third parties totaled 7.5 million tonnes in the 3Q09, of which: (i) 5.3 million from Casa de Pedra; (ii) 0.8 million from Namisa; and (iii) 1.4 million from third parties. Of own production of 6.1 million tonnes, 3.3 million referred to finished products* and 2.8 million was run-of-mine.

In the first nine months, own production and acquisitions from third parties came to 21.1 million tonnes, of which: (i) 16.0 million from Casa de Pedra; (ii) 2.4 million from Namisa; and (iii) 2.7 million from third parties. Finished products* and run-of-mine amounted to 13.4 million tonnes and 5.0 million tonnes, respectively, giving total own production of 18.4 million tonnes.

• SALES

The tables below give a breakdown of CSN’s 2009 iron ore sales to date.

IRON ORE SALES VOLUME
CSN + NAMISA 100% – Thousand t

	3Q09	9M09

DOMESTIC MARKET	1,494	2,751

Finished Products	306	748
Run-of-mine	1,187	2,003

EXPORT MARKET	6,296	16,666

Finished Products	6,296	16,666

TOTAL MARKET	7,790	19,416

(-) MINORITY INTEREST	(1,865)	(4,051)

DOMESTIC MARKET	(19)	(87)

EXPORT MARKET	(1,846)	(3,965)

IRON ORE SALES VOLUME
CONSOLIDATED – Thousand t

	3Q09	9M09

DOMESTIC MARKET	1,475	2,664

Finished Products	288	661
Run-of-mine	1,187	2,003

EXPORT MARKET	4,450	12,701

Finished Products	4,450	12,701

TOTAL MARKET	5,925	15,365

Finished Products	4,738	13,362
Run-of-mine	1,187	2,003

The Presidente Vargas Steelworks absorbed 1.7 million tonnes in the third quarter and 4.6 million tonnes in the first nine months.

• INVENTORIES

Iron ore inventories closed the 3Q09 at around 10.1 million tonnes, 8.0 million of which finished products*.

* Finished products: lump, sinter feed, concentrate, pellet feed, hematite and mixed hematite.

Net Revenue

Net revenue totaled R$3.0 billion in the 3Q09, 20% up on the R$2.5 billion recorded in the 2Q09, due to the upturn in steel product sales volume.

Year-to-date net revenue came to R$7.9 billion, 25% down on the first nine months of 2008, thanks to the global economic slowdown.

Selling, General and Administrative Expenses

SG&A expenses totaled R$373 million in the 3Q09, R$51 million higher than the 2Q09 figure, essentially due to higher freight, insurance and third-party service costs.

In the first nine months, these expenses came to R$970 million, 13% up year-on-year, chiefly due to greater sales efforts and higher provisions for doubtful accounts.

Other Revenue and Expenses

In the 3Q09, CSN recorded a positive R$661 million in the “Other Revenue and Expenses” line, versus a negative R$103 million in the 2Q09, mainly due to the non-recurring positive impact of R$835 million from gains related to the reverse merger of Big Jump Energy Participações S.A. ("BIG JUMP") by Namisa. This adjustment was recognized as “Gains from Investments” in CSN’s “Other Revenue and Expenses” line.

It is worth remembering that, in December/08, CSN sold 2,271,825 Namisa voting shares to Big Jump, whose shareholders are Posco and Brazil Japan Iron Ore Corp (Itochu, JFE Steel, Sumitomo Metal Industries, Kobe Steel, Nisshin Steel and Nippon Steel). Subsequently, Big Jump subscribed to new shares, paying in a total of US$3.04 billion, equivalent to R$7.29 billion, R$6.71 billion of which was recognized as goodwill from the subscription of shares.

In addition, this reverse merger took place without any alteration in the percentage holdings of these shareholders.

EBITDA

Third-quarter EBITDA totaled R$992 million, a substantial 36% up on the 2Q09, primarily due to the increase in steel product sales volume and the decline in production costs.

The 3Q09 EBITDA margin stood at 33%, 4.0 p.p. up on the previous three months, underlining the consistent recovery since the 1Q09.

Financial Result and Debt

The 3Q09 net financial result was negative by R$115 million, chiefly due to the following factors:
• Provisions for interest on loans and financing totaling R$265 million;
• Monetary restatement of tax provisions, amounting to R$60 million;
• Gains of R$110 million from monetary and exchange variations, including the results of derivative transactions;
• Returns on financial investments totaling R$66 million;
• Other financial revenues of R$34 million.

Consolidated net debt moved up by R$1.0 billion, from R$4.9 billion on June 30,2009, to R$5.9 billion on September 30, 2009, essentially due to the following factors:
• EBITDA of R$1.0 billion in the 3Q09;
• Investments of R$0.4 billion;
• Effect of R$0.2 billion related to cost of debt allocated to the result.
• Disbursement of R$0.8 billion to settle the equity swap and repurchase the corresponding ADRs;
• Financial settlement of the FX and interest swap, totaling R$0.3 billion.

The net debt/EBITDA ratio, based on EBITDA of R$3.9 billion in the last 12 months, came to 1.49x at the close of the third quarter, 0.52x up on the 0.97x recorded at the end of the 2Q09, thanks to the increase in net debt and the decline in 12-month EBITDA.

On August 13, the subsidiary CSN Madeira settled an equity swap transaction pegged to 29,684,400 CSN ADRs. The operation was settled at the average weighted price of CSN’s shares on the BM&Fbovespa in the 30 trading sessions immediately prior to the settlement date, as approved by the CVM.

Also with CVM approval, shortly after the settlement of the equity swap, CSN acquired, through a private transaction and for the same settlement price, the 29,684,400 ADRs detained by the counterparty, which were converted into CSN shares held in treasury and subsequently canceled.

In August 2009, CSN contracted a Special Corporate Credit transaction with the Caixa Econômica Federal through the issue of a bank credit guarantee of R$2 billion, to be amortized in 36 months;

At the end of the 3Q09, CSN contracted loans of R$ 1 billion from Banco do Brasil S.A. and R$ 300 million from Banco Nossa Caixa S.A. through the issue of Export Notes (export financing operations), both of which will be amortized in up to five years.

In September 2009, CSN, through its wholly-owned subsidiary CSN Islands XI Corporation, effected a US$750 million notes issue at 6.875% p.a. maturing in September 2019, pursuant to Rule 144A and Regulation S of the United States of America. The notes are guaranteed by CSN and the funds will be used to improve the Group’s debt profile and for other corporate purposes.

Income Taxes

Income tax and social contribution totaled R$193 million in the 3Q09, R$81 million less than in the 2Q09, chiefly due to the period reduction in taxable income.

Net Income

CSN posted a 3Q09 net income of R$1.15 billion, R$815 million up on the 2Q09, largely due to the improved operating result and the impact on CSN’s results of the merger of Big Jump Energy Participações S.A. by NAMISA and its reflection in CSN’s results.

Capex

CSN invested R$416 million in the 3Q09, R$295 million of which went to the parent company, mostly in the following projects:
• Expansion of the Casa de Pedra mine: R$114 million;
• Maintenance and repairs: R$95 million;
• Technological improvements: R$34 million;
• Expansion of the Port of Itaguaí: R$14 million;
• Works plan: R$11 million.

Investments in the subsidiaries accounted for the remaining R$121 million, mainly in:
• Transnordestina Logística: R$35 million;
• CSN Cimentos: R$29 million;
• MRS Logística: R$24 million;
• CSN Aços Longos: R$20 million;
• NAMISA: R$6 million.

Working Capital

Working capital closed September 2009 at R$2.4 billion, virtually identical to the end-of-June figure, with liabilities falling slightly more than assets. The R$525 million decline in liabilities was due to the substantial R$744 million decrease in the “Suppliers” line, thanks to the increase in cash payments for raw materials and the improved selling conditions, partially offset by the R$153 million upturn in “Taxes Payable”. Assets fell by R$499 million, primarily due to the R$531 million reduction in “Inventories”, reflecting the period increase in sales volume.

The average supplier payment period narrowed from 72 to 31 days, while the average receivables period remained flat at 30 days. The inventory turnover period averaged 132 days, 33 days down on the previous quarter, due to the reduction in semi-finished product inventories.

R$ MILHÕES
WORKING CAPITAL	Jun/09	Sep/09	Change
Assets	4,900	4,401	499

Accounts Receivable	1,079	1,124	(45)
- Domestic Market	1,113	1,115	(2)
- Export Market	246	309	(63)
- Allowance for Debtful	(278)	(297)	19
- Credits from clients	(3)	(3)	0
Inventory	3,030	2,499	531
Advances to Suppliers	377	227	150
Advances to Taxes	414	551	(137)

Liabilities	2,498	1,973	525

Suppliers	1,326	582	744
Salaries and Social Contribution	130	157	(27)
Taxes Payable	976	1,129	(153)
Advances from Clients	66	105	(39)

Working Capital	2,402	2,428	(26)

TURN OVER RATIO
Average Periods	Jun/09	Sep/09	Change
Receivables	30	30	(0)
Supplier Payment	72	31	41
Inventory Turnover	165	132	33

Capital Market

Share Performance

In 2009 through September 30, CSN’s shares recorded the 10th highest appreciation among the 60 stocks making up the IBOVESPA index, moving up by more than 100%, well above the IBOVESPA’s 64% in the same period. In the 3Q09 alone, CSN’s shares appreciated by 20%.

On the NYSE, also in the first nine months, CSN’s ADRs increased by a substantial 155%, the 8th highest upturn among all the Latin American ADRs traded on the New York Exchange and substantially higher than the 11% recorded by the Dow Jones. In the third quarter, CSN’s ADRs moved up 37%, versus 15% for the Dow Jones.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q09	2Q09	3Q09
N# of shares	793,403,838	793,403,838	755,179,610

Market Capitalization
Closing price (R$/share)	34.40	43.62	54.38
Closing price (US$/share)	14.84	22.35	30.60
Market Capitalization (R$ million)	26,098	33,093	39,642
Market Capitalization (US$ million)	11,259	16,956	22,307

Total return including dividends and interest on equity
CSNA3 (%)	26%	28%	25%
SID (%)	23%	52%	37%
Ibovespa	9%	26%	20%
Dow Jones	-13%	11%	15%

Volume
Average daily (thousand shares)	2,983	2,520	2,286
Average daily (R$ Thousand)	103,340	107,974	110,760
Average daily (thousand ADRs)	4,609	3,544	3,110
Average daily (US$ Thousand)	69,180	74,196	79,996

Source: Economática

CSN’s average daily traded volume increased from around R$108 million to R$111 million between the 2Q09 and 3Q09 on the BOVESPA and from US$74 million to US$80 million in the same period on the NYSE. At the end of September, the Company’s shares were among the ten most traded in the IBOVESPA and its ADRs were among the ten most-traded Latin American ADRs on the NYSE.

CSN closed the third quarter with a market cap of US$22.3 billion, the highest figure of any steel manufacturer in the Americas.

It is worth noting that, in the 3Q09, the Company canceled 8,539,828 shares held in treasury and 29,684,400 shares from the settlement of the equity swap transaction, as mentioned previously.

Webcast – 3Q09 Earnings Presentation

CSN is pleased to invite you to attend its 3Q09 Earnings Conference Call and Webcast, as follows:

English Conference Call November 4, 2009 9:00 a.m. (US EST) / 12:00 p.m. (Brasília) Connecting Number: +1 (973) 935-8893 Conference ID: 36075691 Webcast: www.csn.com.br/ir	Portuguese Conference Call November 4, 2009 7:00 a.m. (US EST) / 10:00 a.m. (Brasília) Connecting Number: +55 (11) 2188-0188 Conference ID: CSN Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports, railways and cement. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenues of R$17.9 billion in 2008, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure its financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT CONSOLIDATED - Corporate Law - In Thousand of R$

	3Q08	2Q09	3Q09	9M08	9M09

Gross Revenue	5,078,946	3,286,842	3,714,446	13,646,010	10,193,677
Gross Revenue deductions	(1,050,044)	(795,141)	(728,676)	(3,032,170)	(2,272,222)
Net Revenues	4,028,902	2,491,701	2,985,771	10,613,840	7,921,455
Domestic Market	3,138,971	1,924,600	2,132,447	8,252,487	5,691,026
Export Market	889,931	567,101	853,324	2,361,353	2,230,429
Cost of Good Sold (COGS)	(1,911,356)	(1,655,939)	(1,809,024)	(5,567,145)	(5,107,048)
COGS, excluding depreciation	(1,635,939)	(1,442,747)	(1,620,863)	(4,683,393)	(4,549,212)
Depreciation allocated to COGS	(275,417)	(213,192)	(188,162)	(883,752)	(557,836)
Gross Profit	2,117,546	835,762	1,176,747	5,046,695	2,814,407
Gross Margin (%)	52.6%	33.5%	39.4%	47.5%	35.5%
Selling Expenses	(191,132)	(207,448)	(257,909)	(522,104)	(639,461)
General and andminstrative expenses	(112,076)	(113,909)	(114,591)	(333,361)	(330,184)
Depreciation allocated to SG&A	(12,384)	(6,687)	(7,735)	(38,649)	(22,872)
Other operation income (expense), net	(49,178)	(103,327)	661,421	(170,409)	533,354
Operating income before financial equity interests	1,752,776	404,389	1,457,933	3,982,172	2,355,249
Net Financial Result	(1,715,000)	204,222	(115,214)	(1,385,828)	49,803
Financial Expenses	(317,569)	(601,283)	(935,583)	(890,074)	(2,001,896)
Financial Income	(487,332)	493,844	299,527	3,179	1,167,609
Net monetary and forgain exchange variations	(910,099)	311,661	520,842	(498,933)	884,090
Equity interest in subsidiary	(57,844)	(8)	(4)	(173,624)	0
Income Before Income and Social Contribution Taxes	(20,068)	608,603	1,342,716	2,422,720	2,405,052
(Provision)/Credit for Income Tax	(86,495)	(336,732)	(158,288)	(577,611)	(581,382)
(Provision)/Credit for Social Contribution	(19,487)	(126,038)	(55,231)	(182,990)	(209,561)
Deferred Income Tax	118,507	139,585	16,274	123,402	177,719
Deferred Social Contribution	47,173	49,328	4,193	52,368	61,405

Net Income (Loss)	39,630	334,746	1,149,663	1,837,889	1,853,230

EBITDA	2,089,755	727,596	992,409	5,074,982	2,402,598
EBITDA Margin (%)	51.9%	29.2%	33.2%	47.8%	30.3%

INCOME STATEMENT PARENT COMPANY - Corporate Law - In Thousand of R$

	3Q08	2Q09	3Q09	9M08	9M09

Gross Revenues	3,911,148	2,516,244	3,073,067	10,515,625	7,871,571
Gross Revenues deductions	(940,179)	(579,945)	(606,253)	(2,633,774)	(1,662,440)
Net Revenues	2,970,969	1,936,299	2,466,814	7,881,851	6,209,131
Domestic Market	2,970,969	1,658,156	1,931,425	7,382,172	4,946,196
Export Market	-	278,143	535,389	499,679	1,262,935
Cost of Good Sold (COGS)	(1,473,990)	(1,223,773)	(1,626,061)	(4,202,442)	(4,184,803)
COGS, excluding depreciation	(1,243,347)	(1,056,731)	(1,486,700)	(3,444,774)	(3,765,954)
Depreciation allocated to COGS	(230,642)	(167,042)	(139,361)	(757,668)	(418,848)
Gross Profit	1,496,979	712,526	840,754	3,679,409	2,024,328
Gross Margin (%)	50.4%	36.8%	34.1%	46.7%	32.6%
Selling Expenses	(109,525)	(120,976)	(122,563)	(329,611)	(348,971)
General and andminstrative expenses	(77,969)	(82,567)	(80,589)	(228,411)	(232,105)
Depreciation allocated to SG&A	(5,326)	(3,155)	(3,135)	(17,243)	(9,244)
Other operation income (expense), net	5,101	(114,004)	681,725	(145,312)	557,318
Operating income before financial equity interests	1,309,262	391,825	1,316,191	2,958,832	1,991,326
Net Financial Result	(1,298,860)	457,639	(267,870)	(1,323,602)	(63,185)
Financial Expenses	(298,055)	(570,355)	(554,024)	(751,240)	(1,769,948)
Financial Income	499,737	(96,997)	(350,612)	295,679	(163,936)
Net monetary and forgain exchange variations	(1,500,542)	1,124,991	636,766	(868,041)	1,870,699
Equity interest in subsidiary	(27,786)	680,296	332,884	714,881	1,319,638
Income Before Income and Social Contribution Taxes	(17,384)	1,529,760	1,381,205	2,350,111	3,247,779
(Provision)/Credit for Income Tax	(38,594)	(245,034)	(89,406)	(441,171)	(396,848)
(Provision)/Credit for Social Contribution	(13,033)	(88,685)	(32,509)	(163,964)	(143,771)
Deferred Income Tax	59,112	(129,699)	13,898	62,947	(70,123)
Deferred Social Contribution	24,502	(47,291)	5,076	28,722	(26,183)

Net Income (Loss)	14,603	1,019,052	1,278,263	1,836,645	2,610,853

EBITDA	1,540,128	676,026	776,962	3,879,055	1,862,102
EBITDA Margin (%)	51.7%	34.9%	31.5%	49.2%	30.0%

BALANCE SHEET Corporate Law - thousands of R$

	Consolidated		Parent Company
	9/30/2009	6/30/2009	9/30/2009	6/30/2009

Current Assets	14,779,689	13,519,258	11,310,824	8,627,663
Cash and Cash Equivalents	1,388,701	182,004	1,320,521	100,992
Marketable securities	7,519,843	5,898,877	3,970,344	3,270,240
Trade Accounts Receivable	1,124,115	1,078,748	1,308,889	1,310,120
Inventory	2,726,509	3,412,724	2,084,054	2,642,957
Financial Instruments Guarantee Margin	-	1,384,382	-
Deffered Income Tax and Social Contribution	671,334	528,174	430,127	436,788
Other	1,349,187	1,034,349	2,196,889	866,566
Non-Current Assets	14,930,111	14,105,879	25,090,388	25,603,590
Long-Term Assets	3,700,455	3,037,627	3,948,834	5,493,639
Investments	1,360	1,127	13,740,862	12,832,015
PP&E	10,728,377	10,524,104	7,281,149	7,155,867
Intangible	464,224	504,981	89,552	90,482
Deferred	35,695	38,040	29,991	31,587

TOTAL ASSETS	29,709,800	27,625,137	36,401,212	34,231,253

Current Liabilities	5,182,070	6,933,074	5,245,346	5,815,025
Loans, Financing and Debentures	2,370,087	2,933,071	2,866,309	2,755,515
Suppliers	581,799	1,325,743	496,274	1,240,240
Taxes and Contributions	1,286,048	1,106,517	971,196	825,464
Dividends Payable	274,801	225,372	274,801	194,481
Other	669,335	1,342,371	636,766	799,325
Non-Current Liabilities	18,172,944	13,764,522	24,752,174	21,425,716
Long-term Liabilities	18,172,944	13,764,522	24,752,174	21,425,716
Loans, Financing and Debentures	12,397,808	8,005,604	14,279,542	10,927,905
Provisions for contingencies, net judicial deposits	1,873,101	1,835,517	1,792,339	1,752,859
Deffered Income Tax and Social Contribution	21,243		-
Other	3,880,792	3,923,401	8,680,293	8,744,952
Shareholders' Equity	6,354,786	6,927,541	6,403,692	6,990,512
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	3,561,102	5,307,106	3,610,008	4,487,798
Treasury Stock	(1,191,559)	(719,042)	(1,191,559)	(719,042)
Equity Adjustments	(33,024)	(45,069)	(33,024)	401,412
Retained Earnings	2,337,290	703,569	2,337,290	1,139,367

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	29,709,800	27,625,137	36,401,212	34,231,253

CASH FLOW STATEMENT CONSOLIDATED - Corporate Law - thounsands of R$

	3Q08	2Q09	3Q09	9M08	9M09

Cash Flow from Operating Activities	1,243,968	(641,810)	308,079	2,872,507	(372,137)
Net Income for the period	39,632	334,744	1,149,662	1,837,889	1,853,231
Net exchange and monetary variations	1,314,663	(950,122)	(121,435)	669,046	(1,257,480)
Provision for financial expenses	183,473	254,805	235,278	500,339	782,355
Depreciation, exhaustion and amortization	287,802	219,798	195,896	922,402	580,626
Fixed Assets Write-off	19,456	8,831	24,618	27,523	33,665
Equity results	57,867	-	-	173,624	-
Gain and Loss in Percentage Variation			(835,115)		(835,115)
Provisions for Swap/Forward	475,993	(209,725)	244,930	38,425	(162,508)
Deferred income taxes and social contributions	(165,678)	(188,913)	(20,468)	(175,770)	(239,124)
Provisions	12,912	1,524	82,998	22,984	144,628
Working Capital	(982,152)	(112,752)	(648,285)	(1,143,955)	(1,272,415)
Accounts Receivable	(195,433)	123,748	(31,315)	(394,312)	(67,289)
Inventory	(355,148)	163,371	677,606	(260,718)	780,928
Suppliers	425,893	(106,368)	(775,977)	315,363	(1,015,687)
Taxes	(667,187)	(24,165)	64,654	(327,141)	113,968
Interest Expenses	(199,323)	(263,885)	(476,004)	(848,878)	(999,573)
Others	9,046	(5,453)	(107,249)	371,731	(84,762)
Cash Flow from Investment Activities	1,059,140	(91,904)	(143,357)	46,804	(424,548)
Swap Received	1,817,500	32,051	5,269	1,817,500	241,160
Equity Swap Net Effects	-	1,089,594	330,728	-	1,420,322
Investments	(23)	-	(359)	(23)	(359)
Fixed Assets/Deferred/Judicial Deposits	(758,337)	(1,213,549)	(478,995)	(1,770,673)	(2,085,671)
Cash Flow from Financing Activities	54,365	(1,474,600)	2,985,234	(1,249,200)	1,745,723
Issuances	826,780	698,875	5,347,088	1,951,273	6,547,917
Inflow from shares issue	-	-	-	-	-
Amortizations	(773,387)	(405,386)	(1,011,527)	(1,085,921)	(1,683,776)
Dividends/Equity Interest	972	(1,768,089)	(20)	(2,114,552)	(1,768,111)
Shares in treasury	-	-	(1,350,307)	-	(1,350,307)
Foreign Exchange Variation on Cash and Cash Equivalents		(867,528)	(322,293)		(1,264,606)

Free Cash Flow	2,357,473	(3,075,842)	2,827,663	1,670,111	(315,568)

SALES VOLUME Consolidated – Thousand t

	3Q08	2Q09	3Q09	9M08	9M09

DOMESTIC MARKET	1,111	795	884	3,329	2,239

Slabs	19	2	2	66	6
Hot Rolled	477	301	338	1,415	815
Cold Rolled	172	156	174	536	442
Galvanized	303	211	248	867	612
Tin Plate	140	125	122	444	365

EXPORT MARKET	154	153	435	655	671

Slabs	-	30	132	32	162
Hot Rolled	11	0	152	33	152
Cold Rolled	0	1	1	32	1
Galvanized	110	95	127	418	278
Tin Plate	33	26	24	140	77

TOTAL MARKET	1,265	947	1,320	3,985	2,910

Slabs	19	32	134	98	168
Hot Rolled	488	301	490	1,449	967
Cold Rolled	171	157	175	568	444
Galvanized	413	307	375	1,286	890
Tin Plate	174	151	146	584	442

SALES VOLUME Parent Company - Thousand t

	3Q08	2Q09	3Q09	9M08	9M09

DOMESTIC MARKET	1,123	787	921	3,371	2,262

Slabs	19	2	3	66	7
Hot Rolled	475	281	338	1,409	795
Cold Rolled	256	228	256	759	638
Galvanized	232	152	196	677	452
Tin Plate	141	124	128	460	370

EXPORT MARKET	54	89	436	312	625

Slabs	-	30	185	32	215
Hot Rolled	12	32	178	102	236
Cold Rolled	0	-	40	3	85
Galvanized	8	1	9	39	11
Tin Plate	33	26	24	135	77

TOTAL MARKET	1,177	876	1,357	3,683	2,887

Slabs	19	32	188	98	222
Hot Rolled	488	313	516	1,512	1,031
Cold Rolled	256	228	296	762	723
Galvanized	240	153	205	716	464
Tin Plate	174	150	152	595	447

NET REVENUE PER UNIT Consolidated - In R$/t

	3Q08	2Q09	3Q09	9M08	9M09

DOMESTIC MARKET	2,448	2,069	1,968	2,118	2,113

EXPORT MARKET	2,227	1,391	1,054	1,819	1,268

TOTAL MARKET	2,421	1,960	1,667	2,069	1,918

Slabs	1,371	765	766	1,116	768
Hot Rolled	2,068	1,582	1,331	1,739	1,514
Cold Rolled	2,298	1,834	1,731	1,918	1,837
Galvanized	2,715	2,037	1,946	2,371	2,086
Tin Plate	2,954	2,943	2,828	2,529	2,982

NET REVENUE PER UNIT Parent Company - In R$/t

	3Q08	2Q09	3Q09	9M08	9M09

DOMESTIC MARKET	2,294	1,941	1,840	1,997	1,957

EXPORT MARKET	1,885	1,320	904	1,504	1,098

TOTAL MARKET	2,275	1,878	1,539	1,955	1,771

Slabs	1,371	716	712	1,117	715
Hot Rolled	2,044	1,569	1,311	1,704	1,483
Cold Rolled	2,000	1,695	1,532	1,779	1,624
Galvanized	2,857	2,258	2,145	2,555	2,273
Tin Plate	2,629	2,666	2,531	2,237	2,678

US DOLAR EXCHANGE RATE in R$ / US$

	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09

End of Period	1.749	1.592	1.914	2.337	2.315	1.952	1.778
Change (%)	-1.2%	-9.0%	20.3%	22.1%	-0.9%	-15.7%	-8.9%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 04, 2009

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.